Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002
(860) 243-6302
(860) 243-7354 Fax
william.denninger@kaman.com

William C. Denninger
Senior Vice President
and Chief Financial Officer

         December 14, 2010

Via Facsimile (732) 807-4507
and Federal Express

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631

FOR COMMISSION USE ONLY

RE:          SEC Letter dated December 7, 2010
Re:          Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the fiscal quarters ended April 2, 2010, July 2, 2010 and October 1, 2010

Dear Mr. Decker:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC filings of Kaman Corporation (“we” or the “Company”). We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

General

1.           Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: Where a comment requests additional disclosure or other revisions, we have either included illustrative revisions of the information included in our 2009 Form 10-K filing or described the form in which we propose to make the revisions in future filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Segment and Geographic Information, page 82

2.           You disclose that you implemented modifications to your system of reporting during the second quarter of 2009 and, as a result, you now have only two reportable segments. Please provide the disclosures required by FASB ASC 280-10-50-21. These should include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated. In addition, please provide us with more information regarding your conclusion that you now have two reportable segments. If operating segments have been aggregated and you believe you satisfy the criteria discussed in FASB ASC 280-10-50-11 for aggregation of your operating segments into two reportable segments, please provide us with an analysis supporting this conclusion. In doing so, please address any apparent differences in economic characteristics and trends between each operating segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary.

Response:

In our future annual reports on Form 10-K we will include the following disclosures in the Segment Disclosures footnote accompanying our consolidated financial statements:

The Company is organized based upon the nature of its products and services, and is composed of two operating segments each overseen by a segment manager.  These segments are reflective of how the Company’s Chief Executive Officer, who is its Chief Operating Decision Maker (“CODM”), reviews operating results for the purposes of allocating resources and assessing performance. The Company has not aggregated operating segments for purposes of identifying reportable segments.

The Aerospace segment produces and/or markets widely used proprietary aircraft bearings and components; complex metallic and composite aerostructures for commercial, military and general aviation fixed and rotary wing aircraft; safe and arm solutions for missile and bomb systems for the U.S. and allied militaries; subcontract helicopter work; and support for the Company’s SH-2G Super Seasprite maritime helicopters and K-MAX® medium-to-heavy lift helicopters.

The Industrial Distribution segment is the third largest power transmission/motion control industrial distributor in North America. The segment provides products including bearings, mechanical power transmission, electrical, fluid power, motion control, automation, material handling components, and MRO supplies to a broad spectrum of industrial markets throughout North America. Locations consist of more than 200 branches, distribution centers and call centers across the United States (including Puerto Rico) and in Canada and Mexico. The segment offers approximately 3.5 million items, as well as value-added services, to a base of more than 50,000 customers representing a highly diversified cross-section of North American industry.

We believe the above disclosures satisfy the requirements of ASC 280-10-50-21. As applicable, we will include similar disclosure in our quarterly reports on Form 10-Q.
In reaching the conclusion that we currently have two reportable segments, we first considered the criteria found in ASC 280-10-50-1 which indicates an operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.

Both the Industrial Distribution segment and the Aerospace segment are led by a segment manager, as that term is defined in ASC 280-10-50-7, who reports to the Chief Executive Officer, who has been identified as the Company’s Chief Operating Decision Maker (“CODM”). These two segment managers are responsible for the overall results of the segments’ operations. Each segment manager employs a staff of personnel to assist in executing these responsibilities. Financial information, including budgets, forecasts and historical results, are presented to the CODM at the segment level, and that information is used by him to make decisions regarding allocations of resources and performance. Accordingly, we have concluded we have two operating segments.

These two operating segments do not qualify for aggregation into a single reporting segment based upon the criteria set forth in ASC 280-10-50-11, both meet the quantitative thresholds indicated in ASC 280-10-50-12, and therefore we have concluded each is a reportable segment. When combined, these two segments represent 100% of the Company’s consolidated revenue.

3.           As a related matter, please tell us if the change in your reportable segments had any impact on your recognition of reporting units for purposes of your goodwill impairment testing.

Response:

The change in our reportable segments did not have any impact on our recognition of reporting units for purposes of our goodwill impairment testing.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 1, 2010

Note 15 – Goodwill and Other Intangible Assets, Net, page 20

4. We note that you were informally notified by a customer of its intent to terminate a contract and that you continue to work with this customer to develop a resolution that is acceptable to both parties. Please disclose the amount of sales to this customer for each period presented, and address what the impact the loss of this customer would have on your liquidity.

Response:

In future filings we will include disclosure of the volume of sales associated with the subject contract and the anticipated impact termination of the contract would likely have on our liquidity. The following modified disclosure for the third quarter ended October 1, 2010 is intended to illustrate the form of such future disclosures:

During the first quarter of 2010, the Company was informally notified by a customer of its intent to terminate a contract that had been obtained in one of the Company’s aerospace acquisitions. If this contract were to be terminated, the Company believes that it would be a termination for convenience by the customer. Through the date of this filing, the contract has not been terminated and management continues to work with this customer to develop a resolution that is acceptable to both parties, which could include new business opportunities. The Company recognized no sales related to the contract in question during the three months and nine months ended October 1, 2010 and October 2, 2009.

If the Company is unable to reach an acceptable resolution, it may be required to perform a test for impairment of the tangible and intangible assets associated with this reporting unit which could result in the Company recording a non-cash impairment charge. As of October 1, 2010, the Company had goodwill of $37.2 million and other intangible assets of $22.7 million associated with this reporting unit. We do not believe the termination of the contract would have any significant impact on the Company’s liquidity.

*      *      *

In responding to your comments and as you have requested, by our signature below, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings;
•	SEC staff comments, or changes to disclosures in response to those comments, do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

Thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.6302.

Sincerely,
/s/ William C. Denninger
William C. Denninger
Senior Vice President and Chief Financial Officer
Kaman Corporation

cc:	Neal J. Keating, Chairman, President and Chief Executive Officer of Kaman Corporation
Jeffrey Gordon, Staff Accountant of the Securities and Exchange Commission